UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 6)1

Alabama National BanCorporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

010317105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 010317105	13G	Page 1 of 6 Pages

1.	NAME OF REPORTING PERSON C. Phillip McWane
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 21,560 (includes 6,632 common stock equivalents)
6. SHARED VOTING POWER 184,692
7. SOLE DISPOSITIVE POWER 21,560 (includes 6,632 common stock equivalents)
8. SHARED DISPOSITIVE POWER 1,246,678*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,238 (includes 6,632 common stock equivalents)*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12.	TYPE OF REPORTING PERSON IN

*	Includes 1,061,986 shares held in the Charles Phillip McWane 2007 Grantor Retained Annuity Trust, of which First American Bank serves as trustee. These shares also are reported on the Schedule 13G being filed by First American Bank, as First American Bank also is a “beneficial owner” of these shares for purposes of Section 13(d).

CUSIP NO. 010317105	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON G. Ruffner Page, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 684,878 (includes 9,451 common stock equivalents)
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 684,878 (includes 9,451 common stock equivalents)
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,878 (includes 9,451 common stock equivalents)*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%*
12.	TYPE OF REPORTING PERSON IN

*	Excludes 8,000 shares owned by Mr. Page’s spouse and 14,928 shares held by Mr. Page as custodian for the minor children of C. Phillip McWane, of which Mr. Page disclaims beneficial ownership.

CUSIP NO. 010317105	13G	Page 3 of 6 Pages

ANB SCHEDULE 13G

Item 1.	(a)	Name of Issuer:

Alabama National BanCorporation

	(b)	Address of Issuer’s Principal Executive Offices:

1927 First Avenue North Birmingham, Alabama 35203

Item 2.	(a)	Name of Person Filing:

Incorporated by Reference from Item 1 of the Cover Pages.

	(b)	Address of Principal Business Office, or if None, Residence:

C. Phillip McWane 2900 Highway 280, Suite 300 Birmingham, Alabama 35223 G. Ruffner Page, Jr. 2900 Highway 280, Suite 300 Birmingham, Alabama 35223

	(c)	Citizenship:

Incorporated by Reference from Item 4 of the Cover Pages.

	(d)	Title of Class of Securities:

Incorporated by Reference from the Cover Pages.

	(e)	CUSIP Number:

Incorporated by Reference from the Cover Pages.

Item 3.	If this Statement is filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP NO. 010317105	13G	Page 4 of 6 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Incorporated by Reference from Item 9 of the Cover Pages.

(b) Percent of Class:

Incorporated by Reference from Item 11 of the Cover Pages.

(c) Number of Shares as to Which Such Person has:

(i) Sole Power to Vote or Direct the Vote.

Incorporated by Reference from Item 5 of the Cover Pages.

(ii) Shared Power to Vote or to Direct the Vote.

Incorporated by Reference from Item 6 of the Cover Pages.

(iii) Sole Power to Dispose or to Direct the Disposition of.

Incorporated by Reference from Item 7 of the Cover Pages.

(iv) Shared Power to Dispose or to Direct the Disposition of.

Incorporated by Reference from Item 8 of the Cover Pages.

Item 5.	Ownership of Five Percent (5%) or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent (5%) on Behalf of Another Person.

With respect to the beneficial ownership reported for C. Phillip McWane, 184,692 shares are held in a family limited partnership pursuant to which Mr. McWane and his spouse have the right to receive dividends from, and the proceeds from, the sale of Alabama National BanCorporation common stock upon dissolution of said partnership.

With respect to the beneficial ownership reported for G. Ruffner Page, Jr., 606,838 shares are held in five trusts. No single one of these trusts holds as much as five percent of the class of common stock. The trusts have the right to receive the dividends from, and the proceeds from, the sale of Alabama National BanCorporation common stock held by such trusts. In addition, Mr. Page acts as custodian for his minor children with respect to 1,500 shares and custodian for Phillip McWane’s minor children with respect to 14,928 shares.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The members of the group filing this Schedule 13G are identified by reference to the Cover Pages. The members of the group were formerly members of a group that was dissolved as of February 12, 2003.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NO. 010317105	13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 12, 2008
Date

/s/ C. PHILLIP MCWANE
C. Phillip McWane

CUSIP NO. 010317105	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 12, 2008
Date

/s/ G. RUFFNER PAGE, JR.
G. Ruffner Page, Jr.